UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

On June 30, 2026, MDxHealth SA (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq Stock Market (“Nasdaq”) indicating that, because the closing bid price for the Company’s ordinary shares has fallen below $1.00 per share for 30 consecutive trading days, the Company was no longer in compliance with the $1.00 Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”).

The Notice has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market and does not affect the Company’s reporting requirements with the Securities and Exchange Commission. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with a compliance period of 180 calendar days, or until December 28, 2026, to regain compliance with the Bid Price Requirement (the “Initial Compliance Period”). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive trading days prior to December 28, 2026.

If the Company does not regain compliance by December 28, 2026, the Company may be eligible for an additional grace period. To qualify, the Company must, as of the final day of the Initial Compliance Period, meet the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Capital Market (except the bid price requirement) based on the Company’s most recent public filings and market information and must notify Nasdaq of its intent to cure this deficiency. If the Company meets these requirements, the Nasdaq staff would be expected to grant an additional 180 calendar days for the Company to regain compliance with Bid Price Requirement.

The Company is currently evaluating various courses of action to regain compliance with the Bid Price Requirement. There can be no assurance that the Company will regain compliance with the Bid Price Requirement during the Initial Compliance Period, secure an extension of the compliance period beyond December 28, 2026 or maintain compliance with any other Nasdaq listing requirement.

Additionally, on July 2, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains certain forward-looking statements within the meaning of federal securities laws with respect to the Company. Forward-looking statements are predictions, projections, and other statements about future events based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: our ability to cure any deficiencies in compliance with the Bid Price Requirement or maintain compliance with other Nasdaq Listing Rules; our eligibility for additional compliance periods, if necessary, in which to seek to regain compliance with the Bid Price Requirement; our ability to ultimately obtain relief or extended periods to regain compliance from Nasdaq, if necessary, or to meet applicable Nasdaq requirements for any such relief or extension; and risks related to the substantial costs and diversion of personnel’s attention and resources due to these matters. While we are planning to take actions to address non-compliance with the Bid Price Requirement, and have at least 180 days to do so, there can be no assurance that compliance will be achieved. Such non-compliance or a delisting from Nasdaq would materially and adversely affect our ability to raise capital and our financial condition and business. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-280606 and File No. 333-292463) and Form S-8 (File No. 333-294873), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated July 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: July 2, 2026	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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